BIO BLAST PHARMA LTD.

37 Dereh Menachem Begin St., 15th Floor

Tel Aviv 6522042 Israel

July 25, 2014

Via EDGAR

Jeffrey P. Riedler, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bio Blast Pharma Ltd.
Amendment No. 4 to Registration Statement on Form F-1
Filed July 15, 2014
File No. 333-193824

Dear Mr. Riedler:

The purpose of this letter is to respond to your letter of July 24, 2014 regarding the above-referenced amended registration statement. For your convenience, your comments appear in italics, followed by our responses. We are concurrently filing via EDGAR Amendment No. 5 to the Form F-1 (“Amendment No. 5”). Page references in our response are to Amendment No. 5.

Business, page 57

1. We note your statement throughout the registration statement that if the results of your ongoing Phase 2/3 clinical trial for Cabaletta are successful, you believe it could be a pivotal trial. Please expand your disclosure to state the basis for your belief. Specifically, disclose whether this belief resulted from discussions with the FDA.

We have revised our disclosure on pages 1, 3, 51, 57, 58 and 60 of Amendment No. 5 to add the following: “We believe, based on discussions with the FDA, that if the Phase 2/3 trial shows positive results, the data could be considered pivotal data, considering, among other things, the applicable FDA guidance for the industry called “Providing Clinical Evidence of Effectiveness for Human Drug and Biological Products.”

Signatures, page II-5

2. Please amend your registration statement to include the signature of your principal accounting officer or controller.

We have revised page II-5 of Amendment No. 5 to indicate that Udi Gilboa is our Principal Financial Officer and Principal Accounting Officer.

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We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call our attorney, Shy Baranov (617) 338-2932 of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP, if you have any questions or require additional information.

Sincerely,

Bio Blast Pharma Ltd.

By: /s/ Udi Gilboa
Name: Udi Gilboa
Title: Chief Financial Officer

cc, with a marked copy of Amendment No. 5:

Christina De Rosa

Shy Baranov, Zysman, Aharoni, Gayer and Sullivan & Worcester LLP

Oded Har-Even, Zysman, Aharoni, Gayer and Sullivan & Worcester LLP

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